SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 26, 2004	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

In connection with the merger on April 30, 2004 between WORLD-WIDE TEST Technology Inc., or WWT, and ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, with ChipMOS Logic as the surviving entity, we file the following documents as exhibits:

Exhibit Number
1.1	Audited Financial Statements of WWT as of and for the years ended December 31, 2002 and 2003

2.1	Unaudited Pro Forma Financial Information of ChipMOS TECHNOLOGIES (Bermuda) Ltd. and subsidiaries for the year ended December 31, 2003

EXHIBIT 1.1

WORLD-WIDE TEST TECHNOLOGY INC.

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT AUDITORS

DECEMBER 31, 2002 AND 2003

Report of Independent Auditors

To the Board of Directors and Stockholders of

    World-Wide Test Technology Inc.

We have audited the accompanying balance sheets of World-Wide Test Technology Inc. (the “Company”) as of December 31, 2002 and 2003, and the related statements of income, of changes in stockholders’ equity and of cash flows for the years then ended, expressed in thousands of New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the “Rules Governing the Examination of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World-Wide Test Technology Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the Republic of China.

As mentioned in Note 9, the Company recognized a gain on debt restructuring of $1,086,609 thousands in 2004 in connection with its merger with ChipMOS Logic TECHNOLOGIES INC. in April 2004.

As discussed in Note 2, the financial statements of the Company as of and for the year ended December 31, 2003 expressed in US dollars were translated from the New Taiwan Dollars financial statements using the exchange rate of US$1:NT$33.99 as of December 31, 2003, solely for the convenience of the readers. This basis of translation is not in accordance with generally accepted accounting principles in the Republic of China and is not covered by our audit opinion.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the financial statements.

/s/ PricewaterhouseCoopers

Taipei, Taiwan

Republic of China

June 17, 2004

WORLD-WIDE TEST TECHNOLOGY INC.

BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003
	NTD	NTD	USD
			(unaudited) (Note 2)
ASSETS
Current Assets
Cash (Note 4(1))	$28,762	$37,979	$1,117
Short-term investments (Note 4(2))	22	22	1
Notes receivable – net (Note 4(3))	5,328	6,352	187
Accounts receivable – net (Notes 4(3)and 5)	34,183	48,155	1,417
Other receivables	6,703	5,301	156
Other receivable– related parties (Note 5)	62,189	78,086	2,297
Other financial assets-current (Note 6)	1,000	—	—
Prepayments	3,021	19,427	572
Other current assets (Notes 4(16))	2,100	94,916	2,792

	143,308	290,238	8,539

Funds and Long-term Investments
(Notes 4(4) and 6)
Long-term investments accounted for under the equity method	18,994	1,926	57
Long-term investments accounted for under the cost method	20,582	15,243	448

	39,576	17,169	505

Other financial assets-non-current (Note 6)	12,240	12,790	376

Property, Plant and Equipment, Net
(Notes 4(5) and 6)
Cost
Land	74,278	74,278	2,185
Buildings	346,564	346,564	10,196
Machinery and equipment	813,878	843,510	24,816
Transportation equipment	2,283	2,283	67
Office equipment	39,716	40,839	1,202
Leased assets	237,084	237,084	6,975
Other equipment	64,709	64,709	1,904

	1,578,512	1,609,267	47,345
Less: Accumulated depreciation	(457,152)	(696,275)	(20,485)

	1,121,360	912,992	26,860

Other Assets
Assets leased to others (Notes 4(6) and 6)	122,990	105,881	3,115
Idle assets (Notes 4(7) and 6)	560,763	357,490	10,518
Deposits-out	6,214	93	3
Deferred charges	17,229	8,432	248
Other assets-others (Notes 4(8) and 4 (16))	98,006	—	—

	805,202	471,896	13,884

TOTAL ASSETS	$2,121,686	$1,705,085	$50,164

The accompanying notes are an integral part of the financial statements.

See report of independent accountants dated June 17, 2004.

WORLD-WIDE TEST TECHNOLOGY INC.

BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003
	NTD	NTD	USD
			(unaudited) (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)
Current Liabilities
Short-term loans (Notes 4(9) and 6)	$270,193	$269,955	$7,942
Commercial paper (Note 4(10))	45,000	45,000	1,324
Accounts payable	585	5,207	153
Accrued expenses (Notes 4(11) and 5)	77,589	173,633	5,109
Other payables	14,341	7,859	231
Receipts in advance (Note 5)	23,413	1,762	52
Current portion of long-term loans and leases payable (Note 4(5) and 4(12))	8,068	1,357,178	39,929

	439,189	1,860,594	54,740

Long-term Liabilities
Long-term loans (Notes 4(12) and 6)	1,269,178	—	—
Long-term notes payable and other payments	85,849	—	—

	1,355,027	—	—

Other Liabilities
Accrued pension liabilities (Note 4(13))	969	2,174	64

TOTAL LIABILITIES	1,795,185	1,862,768	54,804

Stockholders’ Equity (Deficit)
Common stock (Notes 4(14))	1,443,530	1,443,530	42,469
Retained earnings (Note 4(15))
Accumulated deficit	(1,001,462)	(1,571,634)	(46,238)
Unrealized loss on market value decline of long-term investments	(89,322)	(2,197)	(65)
Cumulative translation adjustments	1,137	—	—
Treasury stock (Note 4(17))	(27,382)	(27,382)	(806)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	326,501	(157,683)	(4,640)

Commitments and Contingent Liabilities (Note 7)
Significant Subsequent Events (Note 9)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)	$2,121,686	$1,705,085	$50,164

The accompanying notes are an integral part of the financial statements.

See report of independent accountants dated June 17, 2004

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	For the years ended December 31,
	2002	2003
	NTD	NTD	USD
			(unaudited) (Note 2)
Operating revenues	$219,651	$212,881	$6,263
Discounts and allowances on operating revenues	(2,968)	(3,195)	(94)

Net operating revenues	216,683	209,686	6,169
Operating costs	(396,481)	(274,037)	(8,062)

Gross (loss) profit	(179,798)	(64,351)	(1,893)

Operating expenses
Selling expenses	(12,847)	(6,599)	(194)
General and administrative expenses	(44,472)	(67,045)	(1,973)
Research and development expenses	(15,254)	(32,267)	(949)

	(72,573)	(105,911)	(3,116)

Operating loss	(252,371)	(170,262)	(5,009)

Non-operating income
Interest income	1,601	655	19
Investment income accounted for under equity method	106	—	—
Gain on disposal of property, plant and equipment	—	7	—
Exchange gain, net	358	—	—
Other income	39,923	18,883	556

	41,988	19,545	575

Non-operating expenses
Interest expense	(105,743)	(94,948)	(2,793)
Investment loss accounted for under equity method	(3,669)	(15,930)	(469)
Other investment loss	—	(82,464)	(2,426)
Loss on disposal of property, plant and equipment	(16,347)	—	—
Loss on disposal of investments	(2,094)	(6,136)	(181)
Exchange loss, net	—	(820)	(24)
Other losses	(485,999)	(219,157)	(6,448)

	(613,852)	(419,455)	(12,341)

Loss before income tax	(824,235)	(570,172)	(16,775)
Income tax expense (Note 4(16))	(65,084)	—	—

Net loss	$(889,319)	$(570,172)	$(16,775)

The accompanying notes are an integral part of the financial statements.

See report of independent accountants dated June 17, 2004.

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Capital Reserve		Retained Earnings/(Accumulated Deficit)
	Common Stock	Premium	Gain on Disposal of Properties	Legal Reserve	Special Reserve	(Accumulated deficit)/ Undistributed Earnings	Unrealized Loss on Market Value Decline of Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total
2002
Balance at December 31, 2001	$1,443,530	$434,984	$119	$38,942	$33,418	$(619,606)	$(93,119)	$1,036	$—	$1,239,304
Distribution of 2001 retained earnings:
Shares owned by subsidiaries reclassified as treasury stock	—	—	—	—	—	—	—	—	(27,382)	(27,382)
Legal reserve applied against accumulated deficit	—	—	—	(38,942)	—	38,942	—	—	—	—
Capital reserve applied against accumulated deficit	—	(434,984)	(119)	—	—	435,103	—	—	—	—
Special reserve applied against accumulated deficit	—	—	—	—	(33,418)	33,418	—	—	—	—
Net loss of 2002	—	—	—	—	—	(889,319)	—	—	—	(889,319)
Unrealized loss on market value decline of long-term investment	—	—	—	—	—	—	3,797	—	—	3,797
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	101	—	101

Balance at December 31, 2002	1,443,530	—	—	—	—	(1,001,462)	(89,322)	1,137	(27,382)	326,501
2003
Net loss for 2003	—	—	—	—	—	(570,172)	—	—	—	(570,172)
Reversal of unrealized loss on market value decline of long-term investments	—	—	—	—	—	—	87,125	—	—	87,125
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	(1,137)	—	(1,137)

Balance at December 31, 2003	$1,443,530	$—	$—	$—	$—	$(1,571,634)	$(2,197)	$—	$(27,382)	$(157,683)

The accompanying notes are an integral part of the financial statements.

See report of independent accountants dated June 17, 2004.

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2002	2003
	NTD	NTD	USD
			(unaudited)(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(889,319)	$(570,172)	$(16,775)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Bad debts	5,300	3,645	107
Depreciation	565,211	432,802	12,733
Amortization	44,640	18,707	550
Loss on disposal of long-term investments	500	6,136	180
Investment loss accounted for under the equity method	3,669	15,930	469
Realized investment loss accounted for under the cost method	528	82,464	2,426
Loss (gain) on disposal of property, plant and equipment	16,347	(7)	—
Amortization of unrealized loss on sales-leaseback	9,401	5,190	153
Impairment loss on idle assets	172,893	—	—
(Increase) / decrease in assets:
Notes receivable	(1,654)	(1,024)	(30)
Accounts receivable	35,698	(17,617)	(518)
Other receivables	806	1,402	41
Other receivables – related parties	(26,346)	(6,397)	(188)
Prepayments	215	(25,906)	(762)
Deferred income tax assets	65,084	—	—
Increase / (decrease) in liabilities:
Notes payable	(2,190)	—	—
Accounts payable	(7,096)	4,622	136
Accrued expenses	33,872	96,044	2,826
Other payables	(2,046)	3,214	95
Receipts in advance	(877)	(21,651)	(637)
Accrued pension liabilities	969	1,205	35

Net cash provided by operating activities	25,605	28,587	841

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in short-term investments	26,916	—	—
Decrease in other financial assets-current	39,870	1,000	29
Increase in other financial assets - noncurrent	—	(550)	(16)
Increase in deferred charges	(3,440)	(9,909)	(292)
Additions to property, plant and equipment	(30,875)	(13,801)	(406)
Proceeds from disposal of property, plant and equipment	16,150	60	2
Proceeds from disposal of long-term investment	5,998	3,864	114
Proceeds from reduction of capital by the investees	1,840	—	—
Decrease in deposits-out, net	5,904	6,121	180
Decrease in other assets	460	—	—

Net cash provided by (used in) investing activities	62,823	(13,215)	(389)

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2002	2003
	NTD	NTD	USD
			(unaudited) (Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans, net	$(4,206)	$(238)	$(7)
Increase in commercial paper	126	—	—
Repayment of long-term loans	(87,205)	—	—
Repayment of long-term notes payables and payments	—	(5,917)	(174)

Net cash used in financing activities	(91,285)	(6,155)	(181)

Net (decrease) increase in cash	(2,857)	9,217	271
Cash at beginning of year	31,619	28,762	846

Cash at end of year	$28,762	$37,979	$1,117

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$49,873	$4,134	$122

Income tax	$—	$—	$—

SUPPLEMENTAL SCHEDULE OF PARTIAL CASH PAID FOR INVESTING ACTIVITY
Acquisition of property, plant and equipment	$9,777	$4,105	$121
Payable at beginning of year	30,794	9,696	285
Payable at end of year	(9,696)	—	—

Cash paid for the acquisition of property, plant and equipment	$30,875	$13,801	$406

The accompanying notes are an integral part of the financial statements.

See report of independent accountants dated June 17, 2004.

WORLD-WIDE TEST TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,

EXCEPT AS OTHERWISE INDICATED)

1.	HISTORY AND ORGANIZATION

1)	World-Wide Test Technology Inc. (the “Company”) was incorporated on December 18, 1996. The Company is engaged in the research, development, manufacturing, testing, and assembly of integrated circuits.

2)	The Company has suffered recurring losses from operations and as of December 31, 2003, and the Company has accumulated deficit of $1,571,634 and negative stockholders’ equity of $157,683. On April 29, 2004, the Company was merged into ChipMOS Logic TECHNOLOGIES INC., a subsidiary of a NASDAQ listed company, ChipMOS TECHNOLOGIES (Bermuda) LTD., and the Company was extinguished from the merger. The financial statements have been prepared assuming that the Company will continue as a going concern.

3)	As of December 31, 2003, the number of the Company’s employees was 156.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with generally accepted accounting principles in the Republic of China. A summary of significant accounting policies of the Company is as follows:

1)	Translation of foreign currencies

The accounts of the Company are maintained in New Taiwan dollars. Transactions denominated in foreign currencies are translated at the exchange rates at dates of transactions. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at balance sheet date. Foreign exchange gains or losses are included in the current year’s operating results.

2)	Short-term investments

Short-term investments are stated at the lower of aggregate cost or market value. Cost is determined using the acquisition cost. The market value of listed stocks is determined based on the average closing price during the last month of the accounting period, and the market value of open-ended funds is based on the net asset value at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year.

3)	Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the evaluation of the collectibility and age of notes receivable, accounts receivable and other receivables at the balance sheet date.

4)	Long-term investments

A.	Long-term investments are recorded at cost when acquired. Long-term investments in which the Company owns less than 20% of the investee company’s voting rights and has no significant influence on the investee company’s operational decisions are accounted for at the lower of cost or market value, if the investee company is listed, and at cost if the investee company is not listed. The market value of listed stocks is determined using the average closing price during the last month of the accounting period. The unrealized loss on decline in market value is recognized as a deduction from stockholders’ equity. When it becomes evidently clear that there has been a permanent impairment in value of investments in both listed and non-listed investee companies and the chance of recovery is minimal, loss is recognized in the current year’s operating results.

B.	Long-term investments in which the Company owns at least 20% of the investee company’s voting rights are accounted for by the equity method.

C.	Majority owned subsidiaries, in which the Company owns more than 50% of the investee companies’ voting rights, are consolidated except for the subsidiaries with total assets and operating revenue constituting less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute more than 30% of the Company’s non-consolidated total assets or operating revenues, respectively, then each individual subsidiary with total assets or operating revenues greater than 3% of the Company’s non-consolidated total assets or operating revenues, respectively, has to be included in the consolidation. Majority owned subsidiaries which are not consolidated are accounted for under the equity method.

D.	For foreign investments accounted for under the cost method, the investments denominated in foreign currencies are translated into New Taiwan dollars at the rates of exchange prevailing at the balance sheet date. The excess of the original cost which is based on the actual New Taiwan dollar amount remitted over the translated amount is recognized as an adjustment of cumulative translation adjustment under stockholders’ equity. The accumulated translation difference arising from the translation of financial statements of a foreign investee accounted for under equity method will be recognized proportionally as an adjustment under stockholders’ equity.

5)	Property, plant and equipment, net

A.	Property, plant and equipment are stated at cost. Interest costs incurred during the construction or installation of the assets are capitalized.

B.	The Company provides depreciation on the straight-line method over the assets’ estimated economic service lives, plus one additional year as salvage value. Salvage value of fixed assets which are still in use after the end of the original estimated service lives are depreciated over their new remaining estimated service lives. The estimated useful lives are 5 - 55 years for buildings and 2-6 years for other property and equipment.

C.	Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated accordingly. When an asset is sold or retired, the cost and accumulated depreciation are removed from the respective accounts and the resultant gain or loss is included in current year’s operating results.

D.	For capital leases, the present value of periodic lease payments are capitalized as assets and the Company correspondingly recognizes the lease payments as liabilities in the balance sheet. A sale and lease back transaction where the seller-leasee sells an asset to the buyer-lessor and leases the asset back is deem to be one transaction and gains/losses arising from this sale is deferred and amortized over the period of lease for an operating lease and over the future economic useful life of sold assets for capital lease. A loss on a sale-leaseback is recognized immediately by the seller-leasee to the extent that net book value exceeds fair value.

E.	Fixed assets which are not in use are reclassified to idle assets at the lower of net realizable value or book value. Depreciation provided on the idle assets is recorded as non-operating expense in the current period.

6)	Deferred charges

Deferred charges,mainly consisting of computer software costs and electronic power supplies, are stated at cost and amortized over 2-5 years using the straight-line method.

7)	Retirement plan

The Company has a defined benefit retirement plan (the “Plan”) covering all regular employees. Benefits under the Plan are generally determined based upon years of credited service, age at retirement and average compensation in accordance with the Republic of China (the “R.O.C.”) Labor Standards Law. The Company recognizes net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized transition obligation, pension gains/losses and prior service cost, based on an actuarial valuation in accordance with and FAS No. 18, “Accounting for Pension”.

8)	Income tax

A.	In accordance with FAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment credits is recorded as income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or non-current items and are presented on the financial statements as net balance according to the nature of the underlying assets and liabilities and timing of their expected realization. Valuation allowance on deferred tax assets are not provided unless the available evidence indicating the deferred tax assets cannot be realized.

B.	According to FAS No. 12, “ Accounting for Income Tax Credit”, the Company’s income tax credits generated from the acquisition of automation equipment or technology, expenses for research and development, employee training and investment are recognized in the period when the tax credits arise.

C.	The 10% additional income tax on undistributed earnings under the imputation tax system is recorded as income tax expense in the year when the shareholders resolve to retain the earnings.

D.	Under or over provision of prior year’s income taxes is adjusted to income tax in the current year.

9)	Treasury stock

A.	The cost for the purchase of outstanding shares of the Company is reported as a deduction of stockholders’ equity.

B.	When treasury stock is disposed of, the related gain is credited to “capital reserve-treasury stock transaction” and any loss is offset against capital reserve account arising from the transactions of treasury stock of the same kind or against retained earnings when there is no sufficient capital reserve.

C.	Treasury stock is stated at cost using the weighted average method.

D.	Effective January 1, 2002, the Company’s stocks traded by its subsidiaries were accounted for as treasury stocks when preparing the financial statements.

10)	Recognition of revenues and expenses

Revenue is recognized either when the earning process is completed or when the revenue is realized or realizable. Cost is recognized when related revenue is accrued. Expenses are recognized as incurred under the accrual basis.

11)	Use of estimate

The preparation of financial statements in conformity with generally accepted accounting principles in the R.O.C. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

12)	Convenience translation into US dollars (Unaudited)

For convenience purposes, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal reserve Bank of New York as of December 31, 2003, which was NT$33.99 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.	EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 2002, the Company adopted FAS No. 30, “Accounting for Treasury

Stock” under which the parent company’s shares owned by its subsidiaries are treated as treasury stocks. The change in accounting principle resulted in decreases in long-term investments and stockholders’ equity both by the amount of $27,382 as of December 31, 2002.

4.	DETAILS OF SIGNIFICANT ACCOUNTS

1)	Cash

	December 31,
	2002	2003
Cash and petty cash	$22,975	$12,290
Savings account	5,787	25,689

	$28,762	$37,979

2)	Short-term investments

	December 31,
	2002	2003
Listed stocks	$22	$22

3)	Notes and accounts receivable, net

	December 31,
	2002	2003
Notes receivable	$5,328	$6,352
Accounts receivable	42,175	59,792

	47,503	66,144
Less: Allowance for doubtful accounts	(7,992)	(11,637)

	$39,511	$54,507

4)	Long-term investments

A.	The details are as follows:

	December 31, 2002		December 31, 2003
	Amount	%	Amount	%
Name of investee company Accounted for under the equity method:
Hua Shen Investment Company (Hua Shen)	$1,926	99.93	$1,926	99.93
World-Wide Test Technology USA, Inc. (WWT USA)	17,068	100	—	100

	18,994		1,926

Accounted for under the the cost method:
Chantek Electronic Co., Ltd.	96,962	1.26	15,273	1.26
Taiwan Fixed Network Co., Ltd.	10,000	—	—	—
Neoparadigm Labs, Inc.	775	Preferred Stock	—	Preferred Stock
Integrated Silicon Solution, Inc.	2,167	—	2,167	—
Allowance for unrealized loss on market value decline	(89,322)	—	(2,197)	—

	20,582		15,243

	$39,576		$17,169

B.	The investment losses recognized for the years ended December 31, 2002 and 2003 were $3,669 and $15,930, respectively. For the investment in WWT USA, as the Company did not have the intention to provide full financial support or guarantee to WWT USA on its obligation and WWT USA has actually ceased operations in 2003, the Company recognized investment loss to the extent that the carrying amount of its investment in WWT USA was reduced to zero. For the investment in Hua Shen, as its only operating activity is to hold long-term investments in the Company which was accounted for as treasury stock in the accompanying financial statements, and such an investment had not been changed during 2003, there was no significant loss arising from its operations and no investment loss was recognized by the Company for the year ended December 2003.

C.	The Company did not prepare the consolidated financial statements as both of its majority-owned subsidiaries were immaterial and did not meet the criteria of consolidation. As of December 31, 2002 and 2003, the combined total assets of the two subsidiaries were $110,738 and $29,438, respectively, which accounted for 5.2% and 1.7% of the Company’s unconsolidated total assets, respectively. For the years ended December 31, 2002 and 2003, the combined total revenues of the two subsidiaries were $25,203 and $0, respectively, which accounted for 11.6 % and 0% of the Company’s unconsolidated revenues, respectively.

D.	Effective January 1, 2002, the Company adopted FAS No. 30, “Accounting for Treasury Stock” under which the parent company’s shares owned by its subsidiaries are treated as treasury stocks; accordingly, the amount of $27,382 in long-term investments was reclassified as treasury stocks as of December 31, 2002.

E.	The Company’s investee company, Chantek Electronic Co., Ltd. (“Chantek”), which was accounted for under the cost method, reduced its capital to cover the accumulated deficit on May 30, 2003 based on a resolution approved by its board of directors. Accordingly, the Company recognized an impairment loss of $81,690 on its long-term investment in Chantek in 2003.

F.	In 2003, the Company recognized an impairment loss of $775 on the long-term investment in Neoparadigm Labs, Inc., which was accounted for under the cost method, as this investment was deemed to suffer a permanent impairment.

5)	Property, plant and equipment, net

	December 31, 2002
	Original cost	Accumulated depreciation	Net book value
Land	$74,278	$—	$74,278
Buildings	346,564	(45,700)	300,864
Machinery and equipment	813,878	(275,413)	538,465
Transportation equipment	2,283	(1,614)	669
Office equipment	39,716	(16,540)	23,176
Leased assets	237,084	(70,883)	166,201
Other equipment	64,709	(47,002)	17,707

	$1,578,512	$(457,152)	$1,121,360

	December 31, 2003
	Original cost	Accumulated depreciation	Net book value
Land	$74,278	$—	$74,278
Buildings	346,564	(59,342)	287,222
Machinery and equipment	843,510	(446,971)	396,539
Transportation equipment	2,283	(1,877)	406
Office equipment	40,839	(28,033)	12,806
Leased assets	237,084	(110,397)	126,687
Other equipment	64,709	(49,655)	15,054

	$1,609,267	$(696,275)	$912,992

A.	The Company did not capitalize any interest for the years ended December 31, 2002 and 2003.

B.	Please see Note 6 for details of fixed assets pledged.

C.	The details of capital leases are as follows:

(1)	In 2000 and 2001, the Company entered into several finance lease agreements with Agilent Technologies Hong Kong Limited, Central Leasing Corp., and The First Leasing Corp. to sell and leaseback certain machinery and equipment. Under these agreements, by the end of the lease term, the Company would have a bargain purchase option or the ownership of the property depending on each agreement.

Leased property	Present value discounted at the implicit rate	Lease period
Machinery and equipment	$237,084	Monthly payments from December 2000 to July 2005

(2)	Future lease payments under capital leases are as follows:

	Present value of lease payables	Gross amount of lease payables
January 2003 to December 2003	$88,000	$90,495

Less: current portion	(88,000)

Long-term lease payables	$—

D.	As of December 31, 2002, an unrealized loss on sales-leaseback was $5,190 recorded under “other assets-others,” which was fully amortized to loss during 2003.

E.	As of December 31, 2003, the amount of over due lease payables was $90,495.

F.	In 2003, Agilent Technologies Hong Kong Limited transferred the finance lease agreement to Taiwan New-Ko Financing Corp. On February 23, 2004, the Company entered into an agreement with Taiwan New-Ko Financing Corp. to settle its unpaid balance of lease payables of $73,200 as at December 31, 2003 in an amount of $28,000, which was paid off on March 2, 2004.

6)	Assets leased to others

	December 31,
	2002	2003
Machinery and equipment	$302,536	$304,959
Less: Accumulated depreciation	(174,968)	(194,500)
Allowance for decline in market value	(4,578)	(4,578)

	$122,990	$105,881

7)	Idle assets

	December 31,
	2002	2003
Machinery and equipment	$1,797,912	$1,768,457
Less: Accumulated depreciation	(871,409)	(1,151,227)
Allowance for decline in market value	(365,740)	(259,740)

	$560,763	$357,490

8)	Other assets - others

	December 31,
	2002	2003
Deferred income tax assets, net	$92,816	$—
Others	5,190	—

	$98,006	$—

9)	Short-term loans

	December 31,
	2002	2003
Secured loans	$222,615	$222,556
Unsecured loans	47,578	47,399

	$270,193	$269,955

Interest rate	5.5%	5.5%

A.	Please see Note 6 for details of collateral.

B.	On March 5, 2004, the syndicated banks group reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 9 for the details.

10)	Commercial paper

	December 31,
	2002	2003
Commercial paper	$45,000	$45,000

Interest rate	2.47%	2.47%

A.	The above commercial paper was guaranteed by International Bills Financial Corporation.

B.	On March 5, 2004, the syndicated banks group reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 9 for the details.

11)	Accrued expenses

	December 31,
	2002	2003
Wages payable	$6,938	$6,967
Annual Bonus payable	2,671	2,826
Commission payable	1,201	1,201
Interest payable (Note)	61,661	152,475
Others	5,118	10,164

	$77,589	$173,633

Note:	On March 5, 2004, the syndicated banks group reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 9 for the details.

12)	Long-term loans

		December 31,
Nature of loans	Due date	2002	2003
1. Loan secured by machinery and equipment	September 10, 2005	$4,517	$4,517
2. Loan secured by machinery and equipment	June 23, 2006	229,260	229,260
3. Loan secured by factory and fixtures	February 5, 2006	23,800	23,800
4. Loan secured by land	January 15, 2006	14,700	14,700
5. Loan secured by machinery, land, factory and fixtures	April 1, 2007	279,511	279,511
6. Loan secured by machinery and equipment	October 15, 2005	180,394	180,394
7. Loan secured by machinery and equipment	December 2, 2007	182,899	182,899
8. Loan secured by machinery and equipment	June 29, 2008	290,000	290,000
9. Loan secured by machinery and equipment	October 13, 2007	64,097	64,097

		1,269,178	1,269,178
Less: current portion		—	(1,269,178)

Total (note)		$1,269,178	$—

Interest rates range		3.875%~8.35%	5.5%

Please see Note 6 for details of collateral.

Note:	On March 5, 2004, the syndicated banks reached an agreement with the Company to sell their claims resulting from the Company’s short-term and long-term loans to ChipMOS Logic TECHNOLOGIES INC. at a disposal price of $650,000. Please see Note 9 for the details. Accordingly, total balance of long-term loans as of December 31, 2003 was classified as current liabilities in the balance sheet.

13)	Retirement fund

A.	The Company’s pension plan is in accordance with the R.O.C. Labor Standards Law.

B.	Based on the actuarial report measured at December 31, 2002 and 2003, the reconciliation of funded status to accrued pension liabilities, the actuarial assumptions and components of net pension costs are as follows:

a)	The reconciliation between pension funded status and accrued pension liabilities as at December 31, 2002 and 2003 are as follows:

	Measurement Date December 31,
	2002	2003
Benefit obligations:
Vested benefit obligation	$—	$—
Non-vested benefit obligation	(5,036)	(6,312)

Accumulated benefit obligation	(5,036)	(6,312)
Effect of future salary increase	(3,021)	(3,040)

Projected benefit obligation	(8,057)	(9,352)
Fair value of pension plan assets	8,396	10,006

Plan funded status	339	654
Unrecognized net transition obligation	447	402
Unrecognized pension gain	(1,755)	(3,230)

Accrued pension liabilities	$(969)	$(2,174)

Unrecognized net transition liabilities are amortized equally over 15 years.

b)	The components of net pension costs in 2002 and 2003 were as follows:

	2002	2003
Service cost	$2,662	$2,632
Interest cost	283	322
Expected return on plan assets	(262)	(273)
Amortization of unrecognized net transition obligations	45	45
Unrecognized gain on pension	—	(83)

Net pension costs	$2,728	$2,643

c)	The related actuarial assumptions used to calculate the pension liabilities and expenses were as follows:

	2002	2003
Discount rate	4.0%	3.5%
Expected salary increase rate	3.0%	2.5%
Expected return rate on pension plan assets	3.25%	2.75%

14)	Capital stock

As of December 31, 2002 and 2003 the Company’s authorized capital was $2,000,000, and outstanding capital was $1,443,530, with $10 (in dollars) par value per share.

15)	Retained earnings (accumulated deficit)

A.	The Company Law requires that the Company set aside 10% of its annual net income as legal reserve (less losses of prior years, if any), before it declares any part of such net income as dividends or bonus, until the legal reserve equals the total paid-in capital. According to Article 41 of the R.O.C. Securities Exchange Act, in addition to the amount appropriated to legal reserve, and prior to the distribution of earnings, the Company should set aside a special reserve from retained earnings equal to the net reduction of the stockholders’ equity as at the end of the current year, resulting from adjustments such as cumulative translation adjustment and unrealized loss on long-term investments. The remaining net income will be allocated as remuneration to directors and supervisors, and a special bonus to employees based on the ratio of 3% and 10%-15%, respectively. The remaining net income will be distributed to stockholders in accordance with the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

B.	Legal reserve shall be used exclusively to cover losses or, if the balance of the reserve exceeds 50% of paid in capital, to increase capital to the extent of 50% of the reserve balance.

C.	As of December 31, 2003, the imputation tax credit account balance was $5,232, and the Company had accumulated deficit during the respective years.

D.	For the years ended December 31, 2002 and 2003, the Company had accumulated deficit and hence could not distribute any earnings.

16)	Income tax

A.	Income tax expense and income tax receivable:

	2002	2003
Tax determined by applying statutory rate to income before income tax	$—	$—
Permanent differences	1,609	—
Temporary differences	(505)	(1,556)
Investment tax credits	64,054	—
Loss carryforwards	(205,329)	—
Valuation allowance on deferred income tax assets	205,255	1,556

Income tax expense	65,084	—
Net change of deferred income tax assets	(65,084)	—
Withholding income tax	(173)	(69)

Income tax receivable	$(173)	$(69)

B.	As of December 31, 2002 and 2003, the components of deferred income tax assets were as follows:

	December 31, 2002		December 31, 2003
	Amount	Tax effects	Amount	Tax effects
Deferred income tax assets – current (other current assets)
Temporary differences:
Employees’ Welfare	$600	$150	$963	$241
Unrealized exchange loss	281	70	813	203
Allowance for doubtful accounts	7,517	1,880	10,976	2,744
Loss carryforwards	98,042	24,511	218,042	54,510
Investment credit	—	—	—	98,364
Valuation allowance on deferred income tax assets		(24,511)		(61,146)

Sub-total		2,100		94,916

Deferred income tax assets – non-current
Temporary differences:
Employees’ benefits	—	—	—	—
Accrued pension cost	948	237	2,303	576
Allowance for market value decline of idle assets	370,317	92,580	264,317	66,079
Loss carryforwards	1,048,155	262,039	1,575,219	393,805
Investment credit		180,910		—
Valuation allowance on deferred income tax assets		(442,950)		(460,460)

Sub-total		92,816		—

Total		$94,916		$94,916

C.	The Company’s income tax returns for the years through 2001 have been approved by the Tax Authority.

D.	According to the Statute for Upgrading Industries, the Company is entitled to tax exemptions of income taxes of profit-seeking enterprises for 5 years. All tax benefits the Company had applied for had expired in October 2003.

E.	As of December 31, 2003, the Company has unused investment tax credits based on Income Tax Law and Statute for Upgrading Industries of which the tax effects are as follows:

Item	Total amount	Unused balance	Year of expiration
Machinery and equipment	100,741	96,410	2004
Research and development	1,954	1,954	2004

	$102,695	$98,364

Due to the recognition of a gain on debt restructuring of $1,086,609 in 2004, the Company did not provide full valuation allowance against its deferred tax assets as Management believes that a portion of the deferred tax assets will be realized.

F.	In accordance with Article 39 of Income Tax Law, a company’s net operating loss can be carried forward for five years. As of December 31, 2003, the details of the Company’s net operating loss carryforwards were listed as follows:

Expiration period	Total amount
2006	$500,108
2007	640,056
2008	653,097

$1,793,261

17)	Treasury stock

	December 31, 2002
	Shares	Book value per Share (in dollars)	Market value per Share (in dollars)
January 1, 2002	1,170,972	$23.40	$8.59
Disposal	—	—	—

December 31, 2002	1,170,972	$23.40	$2.26

	December 31, 2003
	Shares	Book value per Share (in dollars)	Market value per Share (in dollars)
January 1, 2003	1,170,972	$23.40	$2.26
Disposal	—	—	—

December 31, 2003	1,170,972	$23.40	$—

18)	Breakdown of compensation, depreciation and amortization expenses

	Operating costs	Operating expenses	Total
For the year ended December 31, 2002
Compensation expenses
Salary	$59,616	$22,862	$82,478
Labor and health insurance	4,453	1,892	6,345
Pension	1,959	769	2,728
Other	4,006	1,314	5,320
Depreciation expense	375,801	14,339	390,140
Amortization expense	43,321	1,319	44,640

For the year ended December 31, 2003
Compensation expenses
Salary	39,888	37,580	77,468
Labor and health insurance	4,028	4,180	8,208
Pension	1,350	1,293	2,643
Other	2,289	2,540	4,829
Depreciation expense	202,111	16,885	218,996
Amortization expense	1,686	17,021	18,707

5.	RELATED PARTY TRANSACTIONS

1)	Relationship with related parties

Name of related party	Relationship
Chantek Electronic Co., Ltd. (Chanktek)	The Company’s general manager is its deputy chairman
World-Wide Test Technology USA, Inc. (WWT USA)	100% owned subsidiary
Solomon Technology Corp. (Solomon)	The chairman of Solomon is the relative of the Company’s chairman (note)
United Test Center Inc. (UTC)	The chairman of UTC is the relative of the Company’s chairman (note)
Greater China Test Technology Company (Greater China)	The Company’s general manager is its executive director

Note: The Company’s former chairman resigned on September 17, 2002.

2)	Related party transactions

A.	Sales

	2002	2003
Greater China	$—	$15,393

Sales terms to related parties are the same as those to the third parties with collection period from 90 to 120 days after the sales.

B.	Other receivables

The related parties collected the service charges from the customers in Canada and USA on behalf of the Company and the amounts due from the related parties were as follows:

	December 31,
	2002	2003
WWT USA	$62,189	$—

Greater China	—	78,086

	$62,189	$78,086

C.	Accrued expenses

The Company outsourced its assembly to Chantak on case basis. On February 7, 2002, the Company entered into a Sales Representative Agreement with WWT USA, and agreed to pay 4% commission for the orders. As of the end of each year, the amounts due to the related parties were as follows:

	December 31,
	2002	2003
Chantek	$105	$—
WWT USA	1,201	—

	$1,306	$—

D.	Unearned rent

On October 5, 2001, the Company entered into a rental agreement with United Test Center Inc. The rental period was two-year, and the monthly payments were $2,000 for the first year and $500 for the second year. The rental payments would be paid in full at the beginning of rental period annually. However, before the end of the lease term, UTC and the Company decided to terminate this rental agreement and unearned rent was returned to UTC. As of the end of each year, the unrealized amounts were as follows:

	December 31,
	2002	2003
UTC	$20,000	$—

E.	Rental revenues

	2002	2003
UTC	$4,000	$—

F.	Outsourcing assembly expenses

	2002	2003
Chantek	$2,396	$—

G.	Commission expenses

	2002	2003
WWT USA	$6,019	$—

The related party was responsible for marketing the Company’s services. Such commission was calculated monthly based on 4% of the selling price upon the agreement and was payable on the half year basis.

6.	PLEDGED ASSETS

		Book Value
		December 31,
Item of assets	Purposes	2002	2003
Pledged time deposits (included in other financial assets-non-current)	Collateral for short-term loans, customs guarantee and foreign labor guarantee	$12,240	$12,790
Pledged time deposits (included in other financial assets-current)	Collateral for lease payables and Foreign labor guarantee	1,000	—
Stocks: long-term investments	Collateral for lease payables	5,000	—
Land	Collateral for short- and long-term loans	74,278	74,278
Buildings and improvements	Collateral for short- and long-term loans	300,864	287,222
Machinery and equipment	Collateral for long-term loans	458,908	320,295
Research equipment	Collateral for long-term loans	82	41
Other equipment (including leased assets)	Collateral for long-term loans- lease payables	168,548	128,399
Rental equipment	Collateral for short- and long-term loans	122,990	105,881
Idle assets	Collateral for short- and long-term loans	548,053	357,490

		$1,691,963	$1,286,396

7.	COMMITMENTS AND CONTINGENT LIABILITY

None.

8.	MAJOR CATASTROPHE

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

A.	On March 5, 2004, the Company reached an agreement with its banking creditors, including Chiao Tung Bank, Industrial Bank of Taiwan, Taishin International Bank, Chinatrust Commercial Bank, Taiwan Business Bank, China Development Industrial Bank, Central Trust of China, Chinfon Bank, International Bills Financial Corporation

and the Chinese Bank, under which these banks agreed to sell their claims resulting from the principals, interests, penalties and guarantees of the Company’s loans with a carrying amount of $1,736,609 to ChipMOS Logic TECHNOLOGIES INC. at a disposal price of $650,000. In addition, in April 2004, ChipMOS Logic TECHNOLOGIES INC. entered into an agreement with the Company to waive the Company’s debts in excess of $650,000, leading to the recognition of a gain on debt restructuring of $1,086,609 in the Company’s 2004 operating results.

B.	Based on the resolution approved by the Company’s stockholders’ meeting on April 19, 2004, the Company was to merge with ChipMOS Logic TECHNOLOGIES INC. ChipMOS Logic TECHNOLOGIES INC. will be the surviving company and the Company will be the extinguishing company from the merger.

C.	The Company entered into agreements with Taiwan New-Ko Financing Corp., Central Leasing Corp. and The First Leasing Corp. to settle its lease payables, which resulted in the recognition of a gain on debt restructuring of $36,777. Please see Note 4(5) for the detailed description.

10.	RECLASSIFICATION

Certain accounts in the 2002 financial statements have been reclassified to conform with the presentation adopted in the 2003 financial statements.

11.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

a.	Marketable securities

Under R.O.C. GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at amortized cost, an allowance of losses is provided when the carrying value of the securities exceeds the total market value with the related provision for losses charged to income for the current year for short-term investment and to a separate equity account for long-term investment. Any recovery of the market value to the extent of the original carrying value is recognized as income for short-term investment and through equity to the extent that allowance for losses is recognized. Under ROC GAAP and practice, the allowance for losses for long-term investment is not required to be recognized through the current year’s operating results until such a investment is disposed of or when the investee company reduce its capital. Under ROC GAAP, the valuation is based on the last month average closing price; however under US GAAP, it is based on the actual closing price. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, all investments in debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities and investments in equity securities that have readily determinable fair values are to be classified as trading or available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The adjustment below relates to the Company’s equity securities that are classified as available-for-sale securities under U.S. GAAP.

b.	Impairment of long-lived assets

Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of,” impairment losses for assets to be held and used are recorded in the current period’s earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Such a new cost basis is depreciated over the remaining useful life of that assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under R.O.C. GAAP, there is no specific standard to address impairment of long-lived assets; normally such assets would be carried at cost less accumulated depreciation.

c.	Pension expenses

SFAS No. 87, “Accounting for Pensions” was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required for foreign issuers. The Company started to adopt SFAS No. 87 in 2002. It was not feasible to apply SFAS 87 on the effective date(s) specified in the standard. Under R.O.C. GAAP, SFAS No. 18, which is similar in many respects to SFAS No. 87 was effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87.

d.	Consolidation

Under R.O.C. GAAP, a company is required to include in its annual consolidated financial statements only those subsidiaries that are directly or indirectly more than 50% owned. For directly owned subsidiaries (i) with total assets and operating revenues less than 10% of the issuer’s non-consolidated total assets and non-consolidated operating revenues, (ii) which are in a negative equity position which is considered to be other than temporary and the issuer did not guarantee the obligations of the subsidiary or commit to provide additional financial support, or (iii) with business activities which differ from that of the issuer, the issuer has the option of whether or not to consolidate such subsidiaries. For purposes of applying the above test, the amounts are determined on the basis of each respective subsidiary’s non-consolidated financial statements. Under ROC GAAP, those unconsolidated subsidiaries are accounted for under the equity method. Under U.S. GAAP, consolidation of majority-owned subsidiaries is required in the preparation of the consolidated financial statements, unless control does not rest with the majority owner. The consolidation of majority-owned subsidiaries will have impact on multiple balance sheet and profit and loss accounts.

e.	Valuation allowance for deferred tax assets

Under ROC GAAP and practice, the valuation allowance for deferred tax assets are not required to be provided unless the available evidence indicating the deferred tax assets cannot be realized. Under SFAS No. 109, the valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The following reconciles net loss and stockholders’ equity (deficit) under R.O.C. GAAP as reported in the accompanying financial statements to net loss and stockholders’ equity (deficit) amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Years Ended December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
		(In thousands)
Net loss:
Net loss based on R.O.C. GAAP	(889,319)	(570,172)	(16,775)

Adjustments:
Pension expense	(85)	114	3

Investment loss recognized in prior year under US GAAP	—	87,989	2,589
Impairment loss on long-lived assets	(199,962)	(123,286)	(3,627)
Decrease in depreciation expenses arising from impairment	—	36,087	1,062
Increase in income tax expenses arising from additional valuation allowance on deferred tax assets	(94,916)	—	—
Net (decrease) increase in net loss	(294,963)	904	27

Net loss based on U.S. GAAP	(1,184,282)	(569,268)	(16,748)

	Years Ended December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
	(In thousands)
Stockholders’ equity (deficit):
Stockholders’ equity (deficit) based on ROC GAAP	326,501	(157,683)	(4,639)

Adjustments

Fluctuations in market value of AFS investment	(8,394)	809	24
Impairment loss on assets of consolidated subsidiaries as of prior year-end date	(1,017)	(1,017)	(30)
Pension expense	(85)	29	1

Impairment loss on long-lived assets	(199,962)	(323,248)	(9,510)
Decrease in depreciation expenses arising from impairment	—	36,087	1,062
Increase in income tax expenses arising from additional valuation allowance on deferred tax assets in 2002	(94,916)	(94,916)	(2,793)
Net decrease in stockholders’ equity (deficit)	(304,374)	(382,256)	(11,246)
Stockholders’ equity (deficit) based on U.S. GAAP	22,127	(539,939)	(15,885)

	Years Ended December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
	(In thousands)
Changes in stockholders’ equity (deficit) based on U.S. GAAP
Balance, beginning of year	1,204,605	22,127	651

Unrealized holding (loss)/gain on available-for-sale securities	1,703	8,339	245
Accumulated translation adjustments	101	(1,137)	(33)
Net loss	(1,184,282)	(569,268)	(16,748)

Balance, end of year	22,127	(539,939)	(15,885)

A reconciliation of the significant balance sheet accounts to the amounts determined under U.S. GAAP is as follows:

	December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
	(In thousands)
Current assets
As reported	143,308	290,238	8,539

U.S. GAAP Adjustments

Impairment loss on assets of consolidated subsidiaries	(1,017)	(1,017)	(30)
Additional valuation allowance on deferred tax assets-current	(2,100)	(94,916)	(2,793)
Consolidation of the current assets, after eliminating the intercompany transactions of the subsidiaries	5,855	2,036	60

As adjusted	146,046	196,341	5,776

	December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
		(In thousands)
Long-term investments
As reported	39,576	17,169	505

U.S. GAAP Adjustments

Fluctuations in market value of AFS investment	(6,300)	—	—
Unrealized holding (loss)/gain on AFS investment	(2,094)	809	24
Elimination on consolidation	(18,994)	(1,926)	(57)

As adjusted	12,188	16,052	472

Property, plant and equipment - net
As reported	1,121,360	912,992	26,861

U.S. GAAP Adjustments

Impairment of long-lived assets	(187,265)	(265,299)	(7,805)
Decrease in accumulated depreciation arising from impairment as of prior year	—	36,087	1,061

As adjusted	934,095	683,780	20,117

Other assets
As reported	805,202	471,896	13,883

US GAAP Adjustments

Consolidation of other assets of the subsidiary	1,439	1	—
Impairment of long-lived assets	—	(57,949)	(1,705)
Additional valuation allowance on deferred tax assets-noncurrent	(92,816)	—	—

As adjusted	713,825	413,948	12,178

Current liabilities
As reported	439,189	1,860,594	54,739

US GAAP Adjustments

Consolidation of current liabilities, after eliminating intercompany transactions of the subsidiaries	997	96	3

As adjusted	440,186	1,860,690	54,742

	December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
		(In thousands)
Other liabilities

As reported	969	2,174	64

US GAAP Adjustments
Pension expense	85	(29)	—
Consolidation of other liabilities of the subsidiary	—	15	—

As adjusted	1,054	2,160	64

As a result of the adjustments presented above, the amounts of total assets based on U.S. GAAP are NT$1,818,394 thousand and NT$1,322,911 thousand as of December 31, 2002 and 2003, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 2002 and 2003 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Years Ended December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
	(In thousands)
Net operating revenues	235,867	209,686	6,169
Operating costs	(396,481)	(237,950)	(7,001)
Gross loss	(160,614)	(28,264)	(832)
Operating expenses	(309,380)	(171,178)	(5,036)
Loss from operations	(469,994)	(199,442)	(5,868)
Non-operating loss, net	(554,126)	(369,768)	(10,878)
Loss before income tax	(1,024,120)	(569,210)	(16,746)
Net loss	(1,184,282)	(569,268)	(16,748)

We apply ROC SFAS No. 17, “Statement of Cash Flows.” Its objectives and principles are similar to those set out in the SFAS No. 95, “Statement of Cash Flows.” The principle differences between the standards relate to classification are cash flow from changes in short-term investments, deposits-out and other assets being included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No.95 are as follows:

	Years Ended December 31
	2002	2003
	NT$	NT$	US$
			(unaudited)
	(In thousands)
Net cash inflow (outflow) from:
Operating activities	58,885	34,708	1,021
Investing activities	29,543	(19,336)	(569)
Financing activities	(91,285)	(6,155)	(181)

Change in cash and cash equivalents	(2,857)	9,217	271
Cash and cash equivalents at the beginning of year	31,619	28,762	846

Cash and cash equivalents at the end of year	28,762	37,979	1,117

EXHIBIT 2.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Unaudited Pro Forma Financial Information

December 31, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL INFORMATION

December 31, 2003

Introduction

On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) was merged into ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic), a subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda), with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT.

The following unaudited pro forma financial information has been prepared giving pro forma effects on the statements of operations for the year ended December 31, 2003 as if WWT was merged with ChipMOS Logic on January 1, 2003. The actual merger occurred on April 30, 2004.

The unaudited pro forma financial information is based upon the consolidated financial statements of ChipMOS Bermuda and the historical financial statements of WWT as of and for the year ended December 31, 2003 after giving effect to pro forma adjustments described in the accompanying notes.

The unaudited pro forma financial information does not purport to represent what the results of operations of ChipMOS Bermuda and its subsidiaries and WWT would actually have been if the events described below had in fact occurred at the beginning of 2003, or any other date, or to project the net profit of ChipMOS Bermuda and its subsidiaries and WWT for any future period. The adjustments are based on currently available information and certain estimates and assumptions. However, management believes that the assumptions provide a reasonable basis for presenting the unaudited pro forma financial information and that pro forma adjustments give effect to those assumptions and are properly applied in the unaudited pro forma financial information.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

Year ended December 31, 2003

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	ChipMOS Bermuda	WWT	Adjustments (Note 1)	Pro forma: Combined
	NT$	NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	9,026,531	209,686		9,236,217	271,733

COST OF REVENUE	7,459,575	274,037		7,733,612	227,526

GROSS PROFIT/(LOSS)	1,566,956	(64,351)		1,502,605	44,207

OPERATING EXPENSES
Research and development	295,033	32,267		327,300	9,629
General and administrative	439,875	67,045		506,920	14,914
Sales and marketing	65,367	6,599		71,966	2,117

Total Operating Expenses	800,275	105,911		906,186	26,660

INCOME/(LOSS) FROM OPERATIONS	766,681	(170,262)		596,419	17,547

NON-OPERATING INCOME
Gain on sales of investments	92,666	—		92,666	2,726
Rental	24,960	—		24,960	734
Interest	47,703	655		48,358	1,423
Subsidy income	12,057	—		12,057	355
Gain on disposal of property, plant and equipment	98,509	7		98,516	2,898
Other	53,307	18,883		72,190	2,124

Total Non-Operating Income	329,202	19,545		348,747	10,260

NON-OPERATING EXPENSES
Interest	247,967	94,948		342,915	10,089
Investment loss recognized by equity method	8,984	15,930		24,914	733
Financing cost	14,623	—		14,623	430
Allowance for loss on short-term investments	29,030	—		29,030	854
Realized loss on long-term investments	—	82,464		82,464	2,426
Depreciation of idle assets	—	201,080		201,080	5,916
Loss on disposal of long-term investments	—	6,136		6,136	181
Loss on disposal of property, plant and equipment	17,497	—		17,497	515
Foreign exchange loss - net	78,793	820		79,613	2,342
Other	9,437	18,077		27,514	809

Total Non-Operating Expenses	406,331	419,455		825,786	24,295

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTERESTS	689,552	(570,172)		119,380	3,512

INCOME TAX EXPENSE (BENEFIT)	(29,006)	—		(29,006)	(853)

INCOME (LOSS) BEFORE MINORITY INTERESTS	718,558	(570,172)		148,386	4,365

MINORITY INTERESTS	(256,896)	—		(256,896)	(7,558)
PRE-ACQUISITION EARNINGS	20,723	—		20,723	610

NET INCOME (LOSS) under ROC GAAP	482,385	(570,172)		(87,787)	(2,583)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

Year ended December 31, 2003

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	ChipMOS Bermuda	WWT	Adjustments (Note 1)	Pro forma: Combined
	NT$	NT$	NT$	NT$	US$
					(Note 3)
U.S. GAAP Adjustments (Note 4)
Amortization of technology transfers in payment of capital stocks				18,334	539
Amortization of start-up costs				14,796	435
Depreciation of property, plant and equipment and employee dormitory building				(26,605)	(783)
Adjustment of depreciation arising from Impairment of assets				36,087	1,062
Transfer of building and facilities from MVI				2,104	62
Pension expenses				114	3
Marketable securities - trading				1,916	56
Investment loss on long-term investments recognized in prior year				87,989	2,589
Impairment loss on long-lived assets				(123,286)	(3,627)
Interest capitalization				3,411	100
Depreciation of interest capitalization				(6,009)	(176)
Effect of U.S. GAAP adjustments on income taxes				(3,825)	(112)
Minority interests				(1,223)	(36)

				3,803	112

NET INCOME (LOSS) under U.S. GAAP				(83,984)	(2,471)

EARNINGS (LOSS) PER SHARE under ROC GAAP – BASIC	8.19			(1.49)	(0.04)

EARNINGS (LOSS) PER SHARE under ROC GAAP – DILUTED	8.12			(1.48)	(0.04)

EARNINGS (LOSS) PER SHARE under U.S. GAAP – BASIC				(1.43)	(0.04)

EARNINGS (LOSS) PER SHARE under U.S. GAAP – DILUTED				(1.41)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	58,908			58,908	58,908

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	59,429			59,429	59,429

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

December 31, 2003

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

(1)	Description of pro forma adjustments

(a)	There are no pro forma adjustments affecting the income statements as WWT was merged with ChipMOS Bermuda without any gain/loss.

(b)	There is no income tax provision for 2003 due to the carryover of the net operating losses.

(2)	Weighted average number of shares outstanding

Pro forma basic and diluted earnings per share amounts are calculated based on the pro forma weighted average number of shares outstanding of 58,908 thousand and 59,429 thousand, respectively, as of December 31, 2003.

(3)	Translation into U.S. Dollar amounts

ChipMOS Bermuda and WWT maintain their accounts and express their financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying pro forma financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was NT$33.99 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(4)	Purchase accounting on the merger of WWT into ChipMOS Logic

The merger of WWT into ChipMOS Logic was consummated through a stock-for-stock exchange. The purchase price was determined based on the fair value of the existing assets and liabilities of WWT for the purpose of applying purchase accounting in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The management of ChipMOS Logic believed the book value of WWT’s existing assets and liabilities approximated the fair value of those assets and liabilities as at the date of the merger.

(5)	Summary of significant differences between accounting principles followed by ChipMOS Bermuda and generally accepted accounting principles in the United States

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China, which differ in certain respects from U.S. GAAP. Please refer to Note 27 to the audited consolidated financial statements of ChipMOS Bermuda as of and for the year ended December 31, 2003 and Note 11 to the audited financial statements of WWT as of and for the years ended December 31, 2002 and 2003 for further information on reconciling items.